EXHIBIT 3

From: Wafic Rida Saïd
Sent: Monday, June 3, 2024 8:53:33 AM
To: Bennett, Monty
Cc: Stockton, Richard

Dear Monty, Richard,

I have been giving thought to the prospect of increasing my group's shareholding in Braemar. Whilst I believe the current share price is not an accurate representation of the inherent value of the assets, I am sure you can appreciate that, as things stand, there is a large degree of uncertainty around the future of the company. As such, you can understand why it is difficult for my group to increase its exposure without first having clarity and assurances around management and the Board’s plan to resolve matters.

In our zoom conversation, the concept of my group acquiring more shares was discussed. You also suggested that you would provide shareholders with a proposal and various resolutions to the situation within a matter of months. I hope you agree with me that the situation requires more immediate attention, and the sooner the shareholders are informed the better.

With that in mind, I would like to take this opportunity to formally put forward my recommendations. The below are recommendations that I believe address the company's core issues and would put in place the foundations for future success.

The termination of the external management agreement with Ashford Inc. Management of the assets to be conducted internally and under the direction of the CEO.

A revised affordable and clearly stated termination fee for Ashford Inc, to compensate AINC for the loss of the external management agreement. Any sum put forward could be amortised over a period of time - 10 years for example.

As you know, governance is a key component of market sentiment.  As such, I recommend beginning to replace some of the Board of Directors, to demonstrate the company's desire to have best in breed independent directors. The nominees should be voted on in the upcoming annual general meeting or by July 30th.

As a key shareholder in Braemar, I hope you will take the time to carefully consider my recommendations amongst your Board of Directors. I trust you will also appreciate that my interests lie in realising value over the long term on behalf of all Braemar's shareholders. To that end, I anticipate that these recommendations reflect the consensus of our shareholder base, and I would therefore urge you to resolve these points.

I will be grateful if you can let me have your response within fortnight.

With warmest regards,

Wafic R. Saïd.